FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.

Date of Material Change

April 2, 2008

3.

News Release

A news release was issued by the Corporation on April 2, 2008 through the facilities of Canada Newswire.

4.

Summary of Material Change

The Corporation announced the 2007 Financial Statements. It also recapped in the year in review.

5.

5.1

Full Description of Material Change

Please refer to the news release of the Corporation dated April 2, 2008 which is attached to this report as Schedule "A".

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Joel Jarding, President and COO (403) 262-1838

9.

Date of Report

April 2, 2008

"SCHEDULE A"

NEWS RELEASE

Birch Mountain Files 2007 Annual Report

CALGARY, April 2, 2008 – Birch Mountain Resources Ltd. ("Birch Mountain", or the "Company") (BMD: TSX and AMEX) announces filing of its 2007 Annual Financial Report that is available on www.sedar.com or www.sec.gov.

MESSAGE FROM THE PRESIDENT - 2007 AT A GLANCE

Fiscal year 2007 was very challenging for Birch Mountain. The overall financial results and ongoing losses incurred throughout the year were disappointing. As a result, we have made significant changes to our business and we are dedicated and focused on improved performance in 2008.

Throughout the year, and particularly in the second half, the Company had two major challenges - anticipated sales to customers did not materialize and the cost structure was too high.

With respect to lack of sales, the root causes are directly tied to both internal and external factors. Externally, the Company identified four areas that negatively impacted our business in 2007: (i) oil sand project cost over-runs, (ii) labour shortages and disruptions in the oil sands industry – especially on the construction side, (iii) the Alberta Royalty Review process and, (iv) developers using gravel deposits found in the overburden on their existing oil sand leases.

Internally, Birch Mountain identified four areas that did not allow us to take full advantage of the opportunities in the market: (i) exposure – our name and brand were not well known, (ii) lack of long-term relationships with key clients, (iii) underestimation of the competition and their established relationships and of the customer's willingness to change from traditional gravel aggregates to limestone aggregates and (iv) a lack of understanding from many customers regarding the quality advantages of limestone and misperceptions in the market specifically with the quality of Birch Mountain limestone.

The other major challenge during 2007 was that the Company's cost structure was too high. In June, Birch Mountain had the best month ever in our very short operations history. We proved the capability and operating performance of the Muskeg Valley Quarry ("MVQ") with the operations at the quarry working 24 hours per day, seven days per week, and shipping up to 20,000 tonnes per day. At that time, quarry operations including workforce and equipment rentals were scaled to meet the June order requirement based on enquiry levels and anticipated orders.

In the summer months, expected order levels began to fall-off. In response to these changing market conditions, the Company initiated drastic measures beginning mid-third quarter to address the cost side of the business. The Company was restructured resulting in a reduction of more than 50% of the workforce and equipment rentals. Discretionary spending was minimized and a new quarry manager and operations manager were put in place to identify additional cost-saving opportunities and implement changes.

Birch Mountain continued to maintain a very small core crew at the MVQ during the slower cold weather months. This has allowed the Company to satisfy small volumes of customer orders and continue developing new higher margin products such as concrete rock and reagent limestone for in flue gas desulphurization use.

To continue to satisfy customer order requirements, the existing core quarry staff will be maintained throughout the spring of 2008 and will ramp up production fully aligned with orders received. In order to better meet the needs of the Company from the cost-containment side, Birch Mountain will not respond to the peak demand by increasing staff and equipment; but will instead use contracted equipment and workforce to provide the flexibility to efficiently manage quarry operations.

LOOKING FORWARD

Based on the strategic lessons learned in 2007, the Company will put more emphasis on becoming a customer-focused organization and be more flexible and able to adjust its quarry production and costs in response to received orders.

To advance our focus on the customer, Birch Mountain has created new Business Development and Sales and Marketing groups. These two groups are working very closely together and are focused on these issues and meeting the sales targets that were put in place as part of our 2008 Company objectives. We have established sales targets by customer, sales performance monitoring and a sales account management process, all of which are designed to move towards a customer focused culture.

In 2008, the Company expects to successfully produce concrete rock to meet specifications and then to market high margin concrete rock and reagent limestone where market opportunities have been identified. The sale of limited quantities of reagent limestone will continue, validating the market demand and confirming the quality of Birch Mountain's limestone. Sales will also target sub-base materials where the performance advantages, particularly in wet conditions, are becoming known and appreciated by our customers.

Looking ahead, Birch Mountain is well positioned operationally and believes that the steps we have taken to reduce G&A and quarry operations costs will improve our financial performance.

The strategic review process announced in September is continuing. Short term financing was completed in December. The focus has now shifted to exploring strategic business alternatives that may provide incremental shareholder value. The process is ongoing and additional details will be communicated at the appropriate time.

Birch Mountain's priorities for 2008 are clear and simple; (i) to increase sales and enhance customer relations, (ii) to contain costs and operate the quarry efficiently, and (iii) to achieve regulatory approval for the Hammerstone Project.

The price of oil is at unprecedented levels and Canada's estimated oil reserves rank second only to Saudi Arabia. The Alberta oil sands industry will continue to expand and prosper and attract global attention for the next several decades. Major oil sands developers will continue to invest billions of dollars into the Athabasca oil sands creating a long-term stable market for our business. The quality of the product and the location of the quarry with respect to the various oil sands projects are second to none, our aggregate and environmental limestone products are well positioned to contribute to the long term sustainability of the oil sands and the real value of the asset remains as high as ever.

Birch Mountain kept the quarry open and operating during the first quarter of the year to demonstrate that it could produce product during the winter season. However, the market conditions Birch Mountain experienced in the fall continued through the first quarter.

Financial Overview

The tables below summarize the financial position and results of operations for the years ended December 31.

CONSOLIDATED BALANCE SHEET	2007	2006
ASSETS
Current
Cash and cash equivalents	9,492,534	1,345,483
Accounts receivable	1,820,691	2,202,698
Inventory	4,741,209	5,703,196
Prepaids and deposits	224,349	7,995,965
	16,278,783	17,247,342
Restricted cash	3,000,000	4,250,000
Long-term asset	137,294	137,294
Property, plant and equipment	21,857,320	18,729,682
Mineral properties	54,765,026	44,608,237
TOTAL ASSETS	96,038,423	84,972,555
LIABILITIES
Current
Accounts payable and accrued liabilities	5,093,993	4,113,610
Current portion of long term debt	1,065,465	1,580,858
Deferred revenue	129,097	50,306
Other current liabilities	2,388,879	2,437,781
	8,677,434	8,182,555

Long term debt	4,939,344	6,911,321
Asset retirement obligation	1,680,485	1,100,000
Convertible debentures	58,697,602	28,537,087
	73,994,865	44,730,963
SHAREHOLDERS' EQUITY
Share capital	49,623,395	47,489,830
Contributed surplus	14,404,176	10,236,663
Deficit	(41,993,013)	(17,484,901)
	22,043,558	40,241,592
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	96,038,423	84,972,555

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT	2007	2006	2005
Sales	$7,698,389	$1,540,564	$-
Cost of sales	13,669,241	2,195,868	-
Interest and other income	169,696	498,028	332,568
Expenses	13,757,552	7,840,462	4,433,905
Mineral exploration costs	522,306	858,964	540,481
Quarry operation costs	4,714,098	1,337,572	-
Loss	$24,508,112	$10,194,274	$4,641,818
Loss per share, basic and fully diluted	$(0.29)	$(0.13)	$(0.08)
Ending Deficit	$41,993,013	$17,484,901	$7,290,627

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007

As at December 31, 2007, the Company incurred a net loss of $24.5 million for the year then ended and had an accumulated deficit of $42.0 million. The ability of the Company to continue as a going concern is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the operation of the MVQ and development of its mineral properties.

Sales and Operations

Total sales for 2007 were $7.7 million as compared to $1.54 million for 2006. Aggregate sales tonnages for 2007 were significantly below management's expectations because anticipated orders did not materialize, particularly in the second half of the year. The Company continued to bid on requests for quotations during the year, but received much lower than expected orders as a result of a number of market factors.

The Company is in early production stage operations at the MVQ, producing and selling limestone aggregates products to various demand specifications. 2007 was the second year and the first full year of quarry sales and the Company experienced periods of significant fluctuations in sales as the market proved to be unpredictable.

Birch Mountain had a modest start to the year due to weather related slowdowns and began building up deliveries during late spring with the quarry having its highest performance month in June, operating 24 hours a day, seven days a week and shipping up to 20,000 tonnes per day.

In June, the Company signed a three-year aggregate supply agreement with Suncor Energy Inc. to supply various construction aggregates from the MVQ.

As it became apparent that deliveries were slowing substantially in July 2007, operations were scaled back to day shift only. Quarry staff was then reduced further to critical skills levels in October. Equipment and personnel were scaled back to the minimum levels necessary to initiate a timely response to new orders.

Birch Mountain submitted a bid for a significant order during the third quarter with anticipated delivery in September 2007. In early October 2007, the Company was informed that the order was awarded to a competitive lower bidder. Equipment and personnel that had been retained to fill this anticipated quote were immediately returned or laid off. With the Birch-owned Andreas crushing spread operational and fully reliable, the rental crushing spread was returned and the number of pieces of rented mobile equipment reduced further. The Company continues to focus on developing relationships with key oil sands and infrastructure contacts and entering into additional long-term sales agreements.

In December 2007, Birch Mountain signed a two year agreement with Albian Sands Energy Inc. ("Albian Sands") for royalty sales of off-quarry limestone uncovered beneath the oil sands in Albian Sands' Muskeg River Mine. These off-quarry arrangements are a no-cost opportunity for the Company to increase market share because the Company believes that the anticipated one-half to one million tonnes to be used would normally be filled by surface gravels from competing pits at Susan Lake and elsewhere.

In the fourth quarter of 2007, Birch Mountain delivered its first order for reagent limestone. Although the order was relatively small, it is a positive development in the reagent products side of the business and the Company believes it confirms the quality of the Birch Mountain limestone. Ordering and delivery of limited quantities of reagent limestone has continued in 2008.

The Business Development Group will focus on increasing exposure of the Birch Mountain brand, building solid relationships with key clients and improving customers understanding regarding the quality advantages of limestone. A third multi-year limestone use agreement was signed in 2008 with Petro-Canada Oil Sands Inc., on behalf of Fort Hills Energy L.P., further enhancing Birch Mountain's market position with expanding use of our limestone in the region.

The Company had an excellent safety performance during the year with no lost time or serious incidents occurring at the quarry. The Company hired a health and safety coordinator during the year to bring this critical expertise in-house. The health and safety coordinator is working with all levels of the Company to develop materials, processes, and policies to support and build upon the Company's safety culture.

Expenses

During the fourth quarter of 2007, discretionary spending was halted, Calgary office staff was reduced, directors' fees were forfeited and senior executives took a voluntary salary reduction. These measures remain in place in early 2008. In addition, the Calgary office was restructured to place the emphasis strategically on sales and marketing and cost containment. A Business Development group was established with a technical sales team and a Senior Vice President was reassigned to take charge of marketing. A new Operations Manager was appointed to increase the focus on efficiency and cost containment at the quarry. Expenditures on the regulatory application for the Hammerstone Project were managed, while ensuring no delay in the critical approval process.

Ongoing Development

The Company's proposed Hammerstone Project will integrate the existing MVQ into an expanded quarry and aggregate plant, and add a limestone processing complex to produce limestone-based reagent products such as quicklime, hydrated lime and cement. In addition, the proposed project includes facilities for recycling spent lime and reclaiming solid gypsum residues generated when reagent limestone or lime are used to capture sulphur from the combustion of alternative fuels such as bitumen and petroleum coke. Concerns regarding natural gas price and availability may lead oil sands operators to use alternative, sulphur-bearing fuels in place of natural gas, a transition that will increase regional demand for quicklime and reagent limestone utilization for sulphur capture.

The Company filed an application for approval of the Hammerstone Project in May 2006, with an application update on February 27, 2007 (the "2007 Update"). The purpose of the 2007 Update was to inform stakeholders of Birch Mountain's optimized development plan for the Hammerstone Project. The 2007 Update incorporates new environmental data, plus a number of engineering efficiencies and incorporates flash calciners as the startup strategy. Adopting flash calciners will allow the Company to enter the quicklime market at a significantly lower capital cost than forecasted previously in the 2006 Technical Report and will provide the ability to stage early production to meet market demand. The new staged plant capacities and capital expenditures are designed to better align the build-up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report. The Company submitted its responses to supplementary questions in support of the Environmental Impact Assessment ("EIA") for the Hammerstone Project in the fourth quarter of 2007. This is a normal part of the regulatory approval process and involved the expenditure of significant technical, engineering staff and consultant hours, consistent with meeting the Regulator's schedule. The Company anticipates regulatory approval in 2008.

The Company received approval from Alberta regulatory authorities on April 2, 2007 to construct the 12 kilometre South Haul Road ("SHR"), south from the MVQ, along the eastern side of the proposed Hammerstone Project. The road will connect with the proposed East Athabasca Highway ("EAH"). The SHR will be a critical link north and south with the EAH running west to east. The EAH is an industry-led initiative to provide 54 kilometres of all-weather highway and a new bridge to serve the new and expanding oil sands developments east of the Athabasca River. The new highway will improve access from the MVQ to potential customers located south, east and west of the MVQ.

During the second quarter of 2007, initial tree clearing was done on the SHR. In the third and fourth quarters, the Company continued working with the developers towards concluding a suitable arrangement related to the SHR use and access, as well as supply of aggregate materials for the project. The developers of the EAH project are awaiting regulatory approvals and further construction will commence after all of the approvals and agreements are in place.

FOR FURTHER INFORMATION, CONTACT: Joel Jarding, COO & President or John Clarke, CFO & Vice President of Finance, Birch Mountain Resources Ltd. Tel: 403.262.1838 Fax: 403.263.9888 www.birchmountain.com

Important Information Regarding Financial Information in the News Release

The financial information in this news release should be read in conjunction with the Company's 2007 Annual Financial Report and other informational disclosures on SEDAR or EDGAR at www.sedar.com and www.sec.gov.

The financial numbers presented in the summary tables may refer to certain financial measures that are not determined by Generally Accepted Accounting Principles ("GAAP") in Canada or the United States. Financial measures such as regular general and administrative expenses and mineral exploration costs are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position and are relevant measures of the ability of the Company to earn returns for shareholders. These measures may differ from those made by other issuers and accordingly, may not be comparable with such measures as reported by other corporations.

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.